Citigroup Global Markets Holdings Inc.

Guaranteed by Citigroup Inc.

Hypothetical Interim Payment per Security**

Hypothetical Underlying Return on Interim Valuation Date	Hypothetical Payment for Interim Valuation Date	Hypothetical Redemption***
100.00%	$1,009.167	Redeemed
50.00%	$1,009.167	Redeemed
25.00%	$1,009.167	Redeemed
0.00%	$1,009.167	Redeemed
-0.01%	$9.167	Securities not redeemed
-25.00%	$9.167	Securities not redeemed
-25.01%	$0.00	Securities not redeemed
-50.00%	$0.00	Securities not redeemed
-75.00%	$0.00	Securities not redeemed
-100.00%	$0.00	Securities not redeemed

10 Year Autocallable Contingent Coupon Market-Linked Securities Linked to SPXF3EV6

Preliminary Terms

This summary of terms is not complete and should be read with the preliminary pricing supplement below

Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlying:	The S&P 500 Futures 35% Edge Volatility 6% Decrement Index (USD) ER (ticker: “SPXF3EV6”) (the “Index”)
Pricing date:	August 27, 2026
Valuation dates:	Monthly
Maturity date:	September 2, 2036
Contingent coupon:

At least 11.00% per annum*, paid monthly only if the closing value of the underlying is greater than or equal to the coupon barrier value on the related valuation date. You are not assured of receiving any contingent coupon.

Coupon barrier value:	75.00% of the initial underlying value
Automatic early redemption:

If on any autocall date the closing value of the underlying is greater than or equal to the initial underlying value, the securities will be automatically called for an amount equal to the principal plus the related contingent coupon

Autocall dates:	Monthly on valuation dates beginning after two years
CUSIP / ISIN:	17334CDX9 / US17334CDX92
Initial underlying value:	The closing value of the underlying on the pricing date
Final underlying value:	The closing value of the underlying on the final valuation date
Underlying return:	(Current closing value - initial underlying value) / initial underlying value
Payment at maturity (if not autocalled):	You will receive at maturity for each security you then hold, the stated principal amount plus the final contingent coupon payment, if applicable.
Stated principal amount:	$1,000 per security
Preliminary pricing supplement:	Preliminary Pricing Supplement dated August 3, 2026

* The actual contingent coupon rate will be determined on the pricing date.

** The hypotheticals assume that the contingent coupon will be set at the lowest value indicated in this offering summary.

*** Assumes the interim valuation date is also an autocall date.

Citigroup Global Markets Holdings Inc.

Guaranteed by Citigroup Inc.

Additional Information

Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333-293732 and 333-293732-02) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll-free 1-800-831-9146.

Filed pursuant to Rule 433

This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the link on the first page.

Selected Risk Considerations

Although the securities provide for the repayment of the stated principal amount at maturity, you may nevertheless suffer a loss on your investment in real value terms if you do not receive one or more, or any contingent coupon payments.

You will not receive any contingent coupon following any valuation date on which the closing value of the underlying on that valuation date is less than the coupon barrier value.

The securities may be automatically redeemed prior to maturity, limiting your opportunity to receive contingent coupons if the underlying performs in a way that would otherwise be favorable.

The securities are particularly sensitive to the volatility of the closing value of the underlying on or near the valuation dates.

The securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the securities and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the securities.

Sale of the securities prior to maturity may result in a loss of principal.

The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity.

The estimated value of the securities on the pricing date will be less than the issue price. For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement.

The value of the securities prior to maturity will fluctuate based on many unpredictable factors.

The issuer and its affiliates may have conflicts of interest with you.

The Index is highly risky because it may reflect highly leveraged exposure to the Underlying Futures Index and may therefore experience a decline that is many multiples of any decline in the Underlying Futures Index.

The Index may realize significant losses if it is not consistently successful in increasing exposure to the Underlying Futures Index in advance of increases in the Underlying Futures Index and reducing exposure to the Underlying Futures Index in advance of declines in the Underlying Futures Index.

The Index may be adversely affected by a time lag in its volatility targeting mechanism.

The Index may be adversely affected by a “decay” effect.

The Underlying Futures Index is expected to underperform the S&P 500® Index because of an implicit financing cost.

The performance of the Index will be reduced by a decrement of 6% per annum.

The Index may not fully participate in any appreciation of the Underlying Futures Index.

The Index may perform less favorably than it would if its volatility targeting mechanism were based on an alternative volatility measure, such as actual realized volatility, rather than implied volatility.

The Index may significantly underperform the S&P 500® Index.

The Index has limited actual performance information.

An affiliate of ours participated in the development of the Index.

The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities.